UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

FIRST TRANSACTION MANAGEMENT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

CASTLE BISON, INC.
31200 Via Colinas, Suite 200
Westlake Village, CA 91362
(818) 597-7552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel:(212) 930-9700
Fax:(212) 930-9725

August 14, 2008

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

CUSIP No.	337187108

1	NAMES OF REPORTING PERSONS:
Castle Bison, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
38-3720209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

7	SOLE VOTING POWER:

NUMBER OF	183,796

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	183,796

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

183,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.41% (based on 1,055,921 shares of Common Stock issued and outstanding)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer

The name of the issuer is First Transaction Management, Inc. (the "Issuer"), whose principal executive offices are located at 31200 Via Colinas, Suite 200 Westlake Village, CA 91362

Item 2. Identity and Background.

This statement is being filed by Castle Bison, Inc., a California corporation (the "Castle Bison") whose business address is 31200 Via Colinas, Suite 200, Westlake Village, California. Castle Bison is principally engaged in investing.

Raul Silvestre, the President of Castle Bison, has sole voting and dispositive power over the shares held by Castle Bison. Mr. Silvestre has his business address at 31200 Via Colinas, Suite 200, Westlake Village, CA 91362. Mr. Silvestre is a citizen of the United States.

During the past five years, neither Castle Bison nor Mr. Silvestre has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to a Stock Purchase Agreement (the “Agreement”) by and among the Company, Castle Bison, Inc., a California corporation (“Castle”) by and on behalf of itself and other named parties (Castle and such other parties being hereinafter collectively referred to as the “Castle Purchasers”), Vision Opportunity China LP (“Vision”) (the Castle Purchasers and Vision being collectively referred to as the “Purchasers”), and Susan A. Schreter (“Seller”). Pursuant to the Agreement the Purchasers purchased and the Seller sold, an aggregate of 262,798 previously issued and outstanding shares of the Company's common stock, comprising approximately 65.82% of the issued and outstanding capital stock of the Company, and a Secured Promissory Note (the “Note”) made by the Company to the Seller that is convertible into 656,665 shares of common stock of the Company, for the aggregate purchase price of $600,000 (for the outstanding shares and the Note).

Upon conversion of the portion of the Note acquired by the Reporting Person in consideration of the funds they had advanced in the transaction, 183,796 shares were issued to the Reporting Person. The Stock Purchase Agreement is more fully described in a current report on Form 8-K filed by the Issuer on August 19, 2008.

Item 4. Purpose of Transaction.

The Reporting Person has acquired its holdings from certain shareholders concurrent with the purchase of the Shares pursuant to the Stock Purchase Agreement as described in Item 3 above. In connection with the Stock Purchase Agreement, there were changes to the Issuer's board of directors which were more fully described in the Form 8-K referenced above.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Person is the beneficial owner of 183,796 shares, representing 17.41% of the outstanding shares on a fully diluted basis. The Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of the 183,796 shares.

(c)	The Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the Issuer on August 19, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1
Stock Purchase Agreement (the “Agreement”) by and among the Issuer, the Reporting Person, by and on behalf of itself and other named parties, Vision Opportunity China LP, and Susan A. Schreter, incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on August, 19, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2008

CASTLE BISON, INC.

By: /s/ Raul Silvestre
Name: Raul Silvestre
Title: President